UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AFH Acquisition V, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

 (Title of Class of Securities)

None

 (CUSIP Number)

Amir Farrokh Heshmatpour

9595 Wilshire Boulevard, Suite 700

Beverly Hills, California  90212

(310) 492-9898

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None

1.

Name of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Amir Farrokh Heshmatpour

2.

Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [ ]

3.

SEC use only

4.

Source of Funds:

OO

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)   [  ]

6.

Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.

Sole voting power:  2,500,000

8.

Shared voting power:  0

9.

Sole dispositive power:  2,500,000

10.

Shared dispositive power:  0

11.

Aggregate amount beneficially owned by each reporting person:  2,500,000

12.

Check if the aggregate amount in Row (11) excludes certain shares   [  ]

13.

Percent of class represented by amount in row (11):  50%

14.

Type of reporting person:  IN

CUSIP No.  None

1.

Name of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

AFH Holding & Advisory, LLC

2.

Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [ ]

3.

SEC use only

4.

Source of Funds:

OO

5.

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)   [  ]

6.

Citizenship or Place of Organization

NV

Number of Shares Beneficially Owned by Each Reporting Person With:

7.

Sole voting power:  2,500,000

8.

Shared voting power:  0

9.

Sole dispositive power:  2,500,000

10.

Shared dispositive power:  0

11.

Aggregate amount beneficially owned by each reporting person:  2,500,000

12.

Check if the aggregate amount in Row (11) excludes certain shares   [  ]

13.

Percent of class represented by amount in row (11):  50%

14.

Type of reporting person:  OO

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of AFH Acquisition V, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212 (the “Issuer”).

ITEM 2.  IDENTITY AND BACKGROUND.

(a)

The names of the reporting persons are Amir Farrokh Heshmatpour and AFH Holding & Advisory, LLC (“AFH Holding” and together with Mr. Heshmatpour, the “Reporting Persons”).

(b)

The business address of the Reporting Persons is 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212.

(c)

Mr. Heshmatpour’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director of AFH Holding, located at 9595 Wilshire Blvd, Suite 700, Beverly Hills, CA 90212. AFH Holding’s present principal business is an end-end full service advisory firm.

(d)

The Reporting Persons each have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons each have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Heshmatpour is a citizen of the U.S.A, and AFH Holding is a limited liability company formed under the laws of the State of Nevada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Heshmatpour originally contributed his 5,000,000 shares of Common Stock to AFH Holding, where such contribution was deemed an additional capital contribution to AFH Holding.  This Schedule 13D/A is being filed to reflect the reduction of ownership of Mr. Heshmatpour and AFH Holding from 5,000,000 shares to 2,500,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of Mr. Heshmatpour’s original contribution of shares of Common Stock to AFH Holding was for investment.  On December 14, 2011, the Issuer repurchased from Mr. Heshmatpour 2,500,000 of his shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Persons beneficially own an aggregate of 2,500,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-QSB filed on September 14, 2011).

(b)

Mr. Heshmatpour is the sole economic member of AFH Holding and has sole voting and investment control over the shares of Common Stock owned of record by AFH Holding. Accordingly, he may be deemed a beneficial owner of the 2,500,000 shares of Common Stock owned by AFH Holding. Mr. Heshmatpour has the sole right to vote and dispose, or direct the disposition, of the 2,500,000 shares of Common Stock owned by AFH Holding.

(c)

The 2,500,000 shares of Common Stock reported herein were acquired by AFH Holding from Mr. Heshmatpour effective August 7, 2008.

(d)

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

December 14, 2011

AFH HOLDING & ADVISORY, LLC

By: /s/ Amir F. Heshmatpour

      Amir Farrokh Heshmatpour

      Managing Director

      /s/ Amir F. Heshmatpour

     Amir Farrokh Heshmatpour

Exhibit A

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the U.S. Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of AFH Acquisition V, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

AFH HOLDING & ADVISORY, LLC

December 14, 2011

By: /s/ Amir F. Heshmatpour

      Amir Farrokh Heshmatpour

      Managing Director

December 14, 2011

      /s/ Amir F. Heshmatpour

     Amir Farrokh Heshmatpour